October 16, 2024

Robert Augustin

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	NewGenIvf Group Limited
Amendment No. 1 to Registration Statement on Form F-1 Filed September 30, 2024
File No. 0001981662

Dear Mr. Augustin:

NewGenIvf Group Limited (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated October 7, 2024 relating to the Company’s filing on September 30, 2024 of its amended registration statement on Form F-1 (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Registration Statement (such amendment, “Amendment No. 2”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 2.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Amendment No. 1 to Registration Statement on Form F-1, filed on September 30, 2024

Exhibits

1.	We note the opinion filed as Exhibit 5.1 covers 13,242,781 Class A Ordinary Shares, but you are registering 139,425,259 Class A Ordinary Shares. Please have counsel revise its opinion to cover the correct volume of securities.

In response to the Commission’s comment, the Company has included the correct volume of securities in Exhibit 5.1 filed with Amendment No. 2.

2.	We note the consent of OneStop Assurance PAC filed as Exhibit 23.2 references your Annual Report on Form 20-F. Please revise this consent so that OneStop consents to inclusion of its report rather than incorporating by reference to the 20-F. Additionally, WWC, P.C. needs to consent to being named as an expert in the filing in its consent filed as Exhibit 23.1. Finally, one of these auditor consents must cover the 2021 financials included in the filing.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised consent from OneStop Assurance PAC (“OneStop”). The Company has also included in Amendment No. 2 WWC, P.C.’s consent to be named as an expert in its consent filed as Exhibit 23.1. The Company respectfully advises that WWC, P.C.’s auditor consent covers the 2021 fiscal year.

General

3.	We note your response to prior comment 4, which we reissue in part. We note you removed the Incorporation By Reference section. Please also revise to remove all references to incorporating by reference, such as on page 75, and include the sections that were intended to be incorporated by reference, such as Items 3.B, 6, 7 and 9.D of Form 20-F. We note also that your Prospectus Summary "highlights information contained elsewhere in this prospectus" but most of this information does not appear elsewhere given there is no Business section.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosures in Amendment No. 2, which excludes references to incorporating by reference and includes sections intended to be incorporated by reference. The Company has also removed any inapplicable disclosure referencing information contained elsewhere in the prospectus.

4.	We note your response to prior comment 5, which we reissue in part. We note that you disclose that you received a notice of non-compliance with the Nasdaq listing requirements pertaining to minimum bid price in the Risk Factors. Please revise this risk factor to disclose the deadline by which you must regain compliance. Additionally, please also revise the Summary to describe this notice.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised referenced risk factor to disclose the deadline by which the Company must regain compliance with the Nasdaq listing requirements pertaining to minimum bid price. The Company has also revised the Summary to describe this notice.

5.	Please provide unaudited financial statements covering at least the first six months of the 2024 fiscal year or explain why such financial statements are not required. Refer to Item 8.A(5) of Form 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to the unaudited financial statements for the first six months of the 2024 fiscal year in Amendment No. 2.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 398-1493 or by email at dmocasio@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Darrin M. Ocasio, Esq.
Darrin M. Ocasio, Esq.